UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                              DCP Midstream Partners LP
-------------------------------------------------------------------------------
                                (Name of Issuer)

                Common Units representing limited partnership interests
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23311P100
                        ------------------------------
                                 (CUSIP Number)

                               September 14, 2007
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 23311P100
          ---------
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fiduciary Asset Management, LLC. EIN 43-1912968
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [X]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Missouri
-------------------------------------------------------------------------------
              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  1,028,030 (See Item 4)
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  1,028,030 (See Item 4)
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,028,030 (See Item 4)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
     Not Applicable
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     6.10 %
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      IA
-------------------------------------------------------------------------------




CUSIP NO. 23311P100
          ---------
-------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fiduciary/Claymore MLP Opportunity Fund
-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [X]
-------------------------------------------------------------------------------
 3    SEC USE ONLY
-------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------
              5    SOLE VOTING POWER
NUMBER OF     -----------------------------------------------------------------
SHARES
BENEFICIALLY  6    SHARED VOTING POWER  635,480 (See Item 4)
OWNED BY      -----------------------------------------------------------------
EACH
REPORTING     7    SOLE DISPOSITIVE POWER
PERSON WITH   -----------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER  635,480 (See Item 4)
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     635,480 (See Item 4)
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)
     Not Applicable
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     3.8 %
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
-------------------------------------------------------------------------------
      IV
-------------------------------------------------------------------------------

Item 1

    (a)  Name of Issuer:  DCP Midstream Partners, LP

    (b)  Address of Issuer's Principal Executive Offices
         370 17th Street, Suite 2775
         Denver, CO  80202

Item 2   (a)-(c) This statement is filed on behalf of the following:

    (a) This 13G is being jointly filed by Fiduciary Asset Management,L.L.C., a Missouri Limited Liability Company ("FAMCO"), and Fiduciary/Claymore MLP Opportunity Fund, a Delaware Statutory Trust ("FMO").

	 FAMCO and FMO have entered into an Agreement regarding joint filing of the 13G dated September 18,2007 (the "Agreement" pursuant to which FAMCO and FMO have agreed to file this 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934,as amended (the "Act"). A copy of the Agreement is attached hereto as Exhibit A.

    (b)  The principal business address of FAMCO is 8112 Maryland Avenue,
         Suite 400, St. Louis, MO 63105. The principal business address of FMO is 2455 Corporate West Drive, Lisle, IL 60532.

    (c) FAMCO is a Missouri Limited Liability Company. FMO is a Delaware Statutory Trust.


    (d)  Title of Class of Securities:
         Common Units representing limited partnership interests

    (e)  CUSIP Number:
         23311P100

Item 3.  The Reporting Person is:

    FAMCO is an investment adviser in accordance with Rule (a) 13d-1(b)(1)(ii)
(E); and FMO is an investment company registered under section 8 of the Investment Company Act of 1940.



Item 4.  Ownership.


Fiduciary Asset Management, LLC. acts as an investment sub-advisor to certain closed-end investment companies registered under the Investment Company Act of 1940 including FMO. It also serves as an investment advisor to other managed accounts. FAMCO by virtue of investment advisory agreements with these clients has all investment and voting power over securities owned of record by these clients. However, despite their delegation of investment and voting power to FAMCO, these clients may be deemed to be the beneficial owners under Rule 13d-3 of the Act of the securities they own of record because they have the right to acquire investment and voting power through termination of their investment advisory agreement with FAMCO. Thus,FAMCO has reported that it shares voting power and dispositive power over the securities owned of record by these clients. FAMCO may be deemed the beneficial owner of the securities covered by this statement under Rule 13d-3 of the Act. None of the securities listed below are owned of record by FAMCO and FAMCO disclaims any beneficial interest in the shares.

A.   Fiduciary Asset Management, L.L.C.

    (a)  Amount beneficially owned:

         1,028,030

    (b)  Percent of class:
         6.1%

    (c)  Number of shares as to which the person has:

      	(i)   Sole power to vote or to direct the vote:


      	(ii)  Shared power to vote or to direct the vote:
              1,028,030

      	(iii) Sole power to dispose or to direct the disposition of:


      	(iv)  Shared power to dispose or to direct the disposition of:
              1,028,030



B.    Fiduciary/Claymore MLP Opportunity Fund


    (a)  Amount beneficially owned:

         635,480

    (b)  Percent of class:
         3.8%

    (c)  Number of shares as to which the person has:

      	(i)   Sole power to vote or to direct the vote:


      	(ii)  Shared power to vote or to direct the vote:
              635,480

      	(iii) Sole power to dispose or to direct the disposition of:


      	(iv)  Shared power to dispose or to direct the disposition of:
              635,480



Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. FMO has ceased to be the beneficial owner of more than 5 percent of the class of securities and is filing this statement to report that fact.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The investment companies and the managed accounts discussed in Item 4 above have the right to receive all dividends from, and the proceeds from the sale of the securities held in their respective accounts. The interest of any one such person does not exceed 5% of the class of securities.



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable


Item 8.  Identification and Classification of Members of the Group.

         Not Applicable


Item 9.  Notice of Dissolution of a Group

         Not Applicable


Item 10.  Certification

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2007

			Fiduciary Asset Management, L.L.C.
			By: /s/ Joseph E. Gallagher
        		Chief Compliance Officer
			----------------------------------


			Fiduciary/Claymore MLP Opportunity Fund
			By: /s/ James J. Cunnane, Jr.
        		Vice President
			----------------------------------

Exhibit A


		AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

     In accordance with Rule 13d-1 (k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Units of DCP Midstream Partners L.P., and further agree that this agreement be included as an exhibit to such filings.

   In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 18th day of September,2007.






 			Fiduciary Asset Management, L.L.C.
			By: /s/ Joseph E. Gallagher
        		Chief Compliance Officer
			----------------------------------


			Fiduciary/Claymore MLP Opportunity Fund
			By: /s/ James J. Cunnane, Jr.
        		Vice President
			----------------------------------